EXHIBIT (a)(2)

CONTACT INFORMATION: USA:	Asia:
Lisa Laymon Investor Relations Manager (408) 546-6106 LLaymon@creative.com	Elizabeth Loo Investor Relations (65) 6895-4881 sqloo@ctl.creative.com

CREATIVE TECHNOLOGY ANNOUNCES ITS INTENTION TO MOVE TO A SINGLE PRIMARY STOCK EXCHANGE LISTING –WILL REMAIN ON SINGAPORE STOCK EXCHANGE

Creative Will Initiate Steps Toward Delisting From NASDAQ

SINGAPORE – January 28, 2003 – Creative Technology Ltd. (Nasdaq: CREAF) today announced that the Company intends to move to a single primary stock exchange listing. The Company’s current listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”) would become Creative’s sole exchange listing. The Company has the intention to delist its Ordinary Shares from the NASDAQ exchange, and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. The delisting from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

“We believe our shareholders will be best served if Creative is able to delist from NASDAQ and retain only our exchange listing on the SGX-ST in Singapore,” said Sim Wong Hoo, Chairman and CEO of Creative Technology Ltd. “Creative’s initial public offering was on the NASDAQ in 1992, and we added a primary listing on the SGX-ST in 1994. Over time, the majority of our shares have moved to the Singapore exchange. Since November 2001, our NASDAQ daily trading volume has declined to a low level, representing less than one-tenth the average daily trading volume of its shares on the SGX-ST over the past six months. And the vast majority of analysts who cover Creative, even for the major U.S. institutions, are based in Singapore.”

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

Sim continued, “With the relatively low trading volume of our shares on NASDAQ and the accessibility of the Singapore exchange to our U.S. shareholders, we believe the rising costs of maintaining our NASDAQ listing and meeting the new SEC reporting requirements are no longer economically justifiable for our company and shareholders. However, through the process we are announcing today, we expect to reduce our current administrative overhead and costs and still provide shareholders access to our highest-volume public equity market, the Singapore exchange, which is one of the premier stock exchanges in all of Asia. We believe it is in our shareholders’ best interest that we initiate steps that can facilitate the elimination of our SEC reporting obligations and our intended delisting from NASDAQ.”

An overview of the steps Creative is considering taking is included below, and further details will be contained in a Schedule 13E-3 filing with the SEC, which will be mailed to shareholders in the near future.

Background
 Creative’s shares have been traded on NASDAQ since August 1992, and on the main board of the SGX-ST since June 1994. Creative’s shares in Singapore are traded in scripless form, with the underlying shares deposited with The Central Depository (Pte) Limited (“CDP”).

Creative currently has primary listings on both the NASDAQ and the SGX-ST. Creative is obligated to file publicly available reports with the U.S. Securities and Exchange Commission concerning its financial results and other matters. These reports have been filed with the SEC since 1992 when Creative completed its initial public offering in the U.S. With its listing on the SGX-ST in 1994, Creative was further required to comply with the SGX-ST’s Continuing Listing Rules. Effective October 6, 1998, Creative obtained an exemption from having to comply with the Listing Rules of SGX-ST, subject to conditions requiring Creative, amongst other matters, to make prompt releases to the SGX-ST and the Singapore market of all announcements and filings made in the U.S.

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

Rationale for the Delisting from NASDAQ

The administrative overhead and cost of the evolving and increasingly burdensome U.S. reporting obligations has become significant, especially for Creative, a Singapore company with dual primary listings – particularly in relation to the limited benefit that Creative believes it presently derives from its NASDAQ listing. Since November 2001, Creative’s SGX-ST trading volume has significantly exceeded the Company’s NASDAQ trading volume. Creative’s NASDAQ daily trading volume has declined to a low level, representing less than one-tenth the average daily trading volume of its shares on the SGX-ST over the past six months. Additionally, over the past two years, there has been an increasing trend for Creative shares to move from NASDAQ to SGX-ST, where the majority of its shares are currently registered.

For these reasons, and with the potential to substantially reduce administrative overheads and costs while retaining its listing on the SGX-ST (which is also accessible to U.S. shareholders), the Directors of Creative believe it to be in the best interest of the Company and its shareholders for Creative to take the steps to eliminate its U.S. public reporting obligations and seek to delist from NASDAQ while maintaining its SGX-ST listing.

Continued Listing on the SGX-ST

Delisting from NASDAQ will not affect the status of Creative’s shares on the SGX-ST. After the intended delisting from NASDAQ, Creative would retain the listing of its Ordinary Shares on the SGX-ST, and would comply with the Continuing Listing Rules of the SGX-ST.

SGX-ST has agreed to Creative retaining its primary listing on SGX main board upon the delisting from NASDAQ subject to compliance with the SGX-ST’s Continuing Listing

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

Rules and Creative submitting a listing undertaking to the SGX-ST.

Proposals to reduce the number of shareholders in the U.S.

Creative can eliminate its U.S. public reporting obligations by reducing the number of holders of its Ordinary Shares resident in the U.S. (including holders who own shares in the name of a broker), and the number of holders of options to purchase Ordinary Shares resident in the U.S., in each case to less than 300. As a result, Creative intends to implement proposals to reduce the number of holders of Creative’s Ordinary Shares resident in the United States. These proposals would include the termination of the electronic transfer of Creative’s Ordinary Shares from the register of the CDP in Singapore to accounts with brokers located in the United States (the “Flow Back Restriction”). Creative may also repurchase its Ordinary Shares on NASDAQ in an open market repurchase program (“Repurchase Program”).

Flow Back Restriction

Presently, Creative’s Ordinary Shares can be moved between SGX-ST and NASDAQ by electronic transfers through CDP or, in the case of scrip-based shares, the physical transfers of the shares. The Flow Back Restriction will stop the electronic transfer of Creative’s Ordinary Shares from the register of the CDP in Singapore to accounts with brokers located in the U.S. so that there will not be an increase in the number of shares in the U.S. arising from the electronic movement of shares from Singapore to the U.S. This will ensure that the number of shares in the U.S. can be reduced by the number of shares that may be transferred from the U.S. to CDP. The Flow Back Restriction does not prevent the physical transfer of shares from Singapore to the U.S.

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

Repurchase Program

Creative may also reduce the number of holders of Creative’s Ordinary Shares resident in the United States by the repurchase of its Ordinary Shares on NASDAQ in an open market purchase program. The repurchase of shares is authorized under the shareholders’ mandate given by Creative’s shareholders at its last annual general meeting held on November 20, 2002, which is valid until its next annual general meeting. The share repurchase mandate allows Creative to repurchase up to 7,918,552 shares, which was 10% of its outstanding Ordinary Shares as of November 20, 2002.

Estimated Timing

Creative currently expects the Flow Back Restriction to commence in March, 2003.

Creative is currently unable to estimate the timing of the proposed delisting from NASDAQ or the termination of its U.S. reporting obligations. Termination of Creative’s U.S. reporting obligations and a delisting from NASDAQ would occur if the numbers of U.S. holders of its Ordinary Shares and options to purchase Ordinary Shares are reduced to the levels noted above. Notwithstanding that the number of U.S. holders of its Ordinary Shares and options may not be reduced below these levels, Creative may proceed to delist from NASDAQ at an appropriate time if the number of holders of Creative’s Ordinary Shares and options resident in the United States are reduced to such levels as it deems appropriate.

Further announcements will be made by Creative whenever the dates for any of the events noted above are finalized.

Shareholders should note that with effect from the date that the Flow Back Restriction is implemented (to be announced by the Company in due course, but currently expected to

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

commence in March, 2003), The Central Depository (Pte) Limited (CDP) will no longer accept any request for the electronic transfer of Creative shares out of CDP. All depository agents should also take note that cross border arrangements for the transfer of Creative shares out of CDP will no longer be permitted from such date.

About Creative
 Creative (Nasdaq: CREAF) is the worldwide leader in digital entertainment products for PC users. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed NOMAD® Jukebox. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

Sound Blaster and the Creative logo are registered trademarks of Creative Technology Ltd. in the United States and other countries. NOMAD is a registered trademark of Aonix and is used by Creative Technology Ltd. and/or its affiliates under license. All other brands and product names are trademarks or registered trademarks of their respective holders and are hereby recognized as such.

Safe Harbor for Forward-Looking Statements Under The Private Securities Litigation Reform Act of 1995:
 Except for the historical information contained herein and in the corresponding conference call, the matters set forth in this release and in the call are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related products, including Creative’s products, as a result of poor economic conditions and social and political turmoil; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the continued deterioration of global equity markets; increased exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; and

Creative Technology Announces Plans to Move to Single Primary Stock Exchange Listing
January 28, 2003

fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intented delisting from NASDAQ and elimination of its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, its press release, dated March 11, 2002, announcing the signing of a definitive agreement to acquire 3Dlabs and its Form 20-F for fiscal 2002 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.